                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. _4_)

                                STYLECLICK, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   864221 10 2
                                 (CUSIP Number)

                              F. THOMAS DUNLAP, JR.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                              SANTA CLARA, CA 95052
                            TELEPHONE: (408) 765-8080
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 8, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 864221 10 2                   13D/A                       Page 2 of 10



1.         NAME OF REPORTING PERSON                            Intel Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   94-1672743
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------

3.         SEC USE ONLY
--------------------------------------------------------------------------------

4.         SOURCE OF FUNDS                                    WC
--------------------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

--------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
--------------------------------------------------------------------------------

         NUMBER OF     7.     SOLE VOTING POWER               285,641
          SHARES
       BENEFICIALLY    8.     SHARED VOTING POWER             -0-
         OWNED BY
           EACH        9.     SOLE DISPOSITIVE POWER          285,641
         REPORTING
        PERSON WITH    10.    SHARED DISPOSITIVE POWER        -0-
--------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                   285,641
--------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                 [ ]
--------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
           (11)                                                2.89%
--------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON                               CO
--------------------------------------------------------------------------------
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CUSIP No. 864221 10 2                   13D/A                       Page 3 of 10

Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on April 19, 1999, and previously amended August 24, 2001, May 2, 2001 and February 3, 2000, with respect to its beneficial ownership of common stock issued by ModaCAD, Inc., a California corporation, which changed its legal name to Styleclick.com, Inc. in July 1999 and was subsequently acquired by Styleclick, Inc. ("Styleclick" or the "Issuer") in July 2000.

ITEM 1.  Security and Issuer.

         (a)      Name of Principal Executive Offices of Issuer:

                  Styleclick, Inc.
                  3861 Sepulveda Blvd.
                  Culver City, CA 90230


         (b)      Title of Class of Equity Securities:

                  Class A Common Stock (the "Common Stock")

ITEM 2.  Identity and Background.

         (a)      Name of Person Filing:

                  Intel Corporation. Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

         (b)      Address of Principal Business Office:

                  2200 Mission College Boulevard
                  Santa Clara, CA  95052-8119

         (c)      Principal Business:

                  Manufacturer of microcomputer components, modules and systems.

         (d)      Criminal Proceedings:

                  During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

         (e)      Civil Proceedings:

                  During the last five years, neither the Reporting Person nor any
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CUSIP No. 864221 10 2                   13D/A                       Page 4 of 10


                  executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      State of Incorporation:

                  Delaware



ITEM 5.  Interest in Securities of the Issuer.

         (a)      Number of Shares Beneficially Owned: 285,641 shares

                  Percent of Class: 2.89% of the Issuer's outstanding Common Stock (based upon 9,872,653 shares of Common Stock outstanding, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2001).

         (b)      Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
                  285,641 shares

         (c)      Recent Transactions:

                  The Reporting Person previously held two vested warrants (the "Warrants") to purchase 189,674 shares respectively of the Issuer's Common Stock, both of which expired and ceased to be exercisable after April 7, 2002. The expiration of the Warrants caused the beneficial ownership of the Reporting Person to fall below five percent.

         (d)      Rights with Respect to Dividends or Sales
                  Proceeds:                                        N/A

         (e)      Date of Cessation of Five Percent Beneficial
                  Ownership:                                       April 8, 2002
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CUSIP No. 864221 10 2                   13D/A                       Page 5 of 10


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 12, 2002

                                               INTEL CORPORATION


                                               By: /s/ F. Thomas Dunlap Jr.
                                                   ----------------------------
                                                   F. Thomas Dunlap, Jr.
                                                   Senior Vice President,
                                                   General Counsel and
                                                   Secretary
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CUSIP No. 864221 10 2                   13D/A                       Page 6 of 10

                                   APPENDIX A

                                    DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                                 Craig R. Barrett

Business Address:                     Intel Corporation,
                                      2200 Mission College Boulevard,
                                      Santa Clara, CA 95052

Principal Occupation:                 Chief Executive Officer

Name, principal business              Intel Corporation, a manufacturer of microcomputer
and  address of corporation           components, modules and systems. 2200 Mission
or other organization in              College Boulevard Santa Clara, CA 95052
which employment is
conducted:


Name:                                 John P. Browne

Business Address:                     BP Amoco p.l.c., Britannic House, 1 Finsbury Circus, London EC2M 7BA

Principal Occupation:                 Group Chief Executive

Name, principal business and          BP Amoco p.l.c., an integrated oil company.
address of corporation or other       Britannic House, 1 Finsbury Circus
organization in which                 London EC2M 7BA
employment is conducted:

Citizenship:                          British

CUSIP No. 864221 10 2                       13D/A                   Page 7 of 10


Name:                                 Winston H. Chen

Business Address:                     Paramitas Foundation, 3945 Freedom Circle, Suite 760, Santa Clara, CA 95054

Principal Occupation:                 Chairman

Name, principal business and          Paramitas Foundation, a private foundation.
address of corporation or other       3945 Freedom Circle, Suite 760
organization in which                 Santa Clara, CA 95054
employment is conducted:

Name:                                 Andrew S. Grove

Business Address:                     Intel Corporation, 2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                 Chairman of the Board of Directors

Name, principal business and          Intel Corporation, a manufacturer of microcomputer
address of corporation or other       components, modules and systems.
organization in which                 2200 Mission College Boulevard
employment is conducted:              Santa Clara, CA 95052


Name:                                 D. James Guzy

Business Address:                     The Arbor Company, 1340 Arbor Road, Menlo Park, CA 94025

Principal Occupation:                 Chairman

Name, principal business and          The Arbor Company, a limited partnership engaged in the electronics and computer
address of corporation or other       industry.
organization in which                 1340 Arbor Road
employment is conducted:              Menlo Park, CA 94025

CUSIP No. 864221 10 2                       13D/A                   Page 8 of 10


Name:                                 Reed E. Hundt

Business Address:                     McKinsey & Co., 600 14th Street NW, #300, Washington, DC 20005

Principal Occupation:                 Senior Advisor

Name, principal business and          McKinsey & Co., a management consulting firm
address of corporation or other       600 14th Street NW, #300
organization in which                 Washington, DC 20005
employment is conducted:

Name:                                 David S. Pottruck

Business Address:                     The Charles Schwab Corporation, 101 Montgomery Street, San Francisco, CA 94104

Principal Occupation:                 President and Co-Chief Executive Officer

Name, principal business and          The Charles Schwab Corporation, a securities firm
address of corporation or other       101 Montgomery Street
organization in which                 San Francisco, CA 94104
employment is conducted:

Name:                                 Jane E. Shaw

Business Address:                     AeroGen, Inc., 1310 Orleans Drive, Sunnyvale, CA 94089

Principal Occupation:                 Chairman and Chief Executive Officer

Name, principal business and          AeroGen, Inc., a pulmonary drug delivery company
address of corporation or other       1310 Orleans Drive
organization in which                 Sunnyvale, CA 94089
employment is conducted:

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CUSIP No. 864221 10 2                       13D/A                   Page 9 of 10

Name:                                 Leslie L. Vadasz

Business Address:                     Intel Corporation, 2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                 Executive Vice President; President, Intel Capital

Name, principal business and          Intel Corporation, a manufacturer of microcomputer
address of corporation or other       components, modules and systems.
organization in which                 2200 Mission College Boulevard
employment is conducted:              Santa Clara, CA 95052


Name:                                 David B. Yoffie

Business Address:                     Harvard Business School, Morgan Hall 215, Soldiers Field Park Road, Boston, MA
                                      02163

Principal Occupation:                 Max and Doris Starr Professor of International Business Administration

Name, principal business and          Harvard Business School, an educational institution.
address of corporation or other       Morgan Hall 215,Soldiers Field Park Road
organization in which                 Boston, MA 02163
employment is conducted:

Name:                                 Charles E. Young

Business Address:                     University of Florida, 226 Tigert Hall, P.O. Box 113150, Gainesville, FL 32610

Principal Occupation:                 President

Name, principal business and          University of Florida, an educational institution.
address of corporation or other       226 Tigert Hall
organization in which                 P.O. Box 113150
employment is conducted:              Gainesville, FL 32610

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CUSIP No. 864221 10 2                       13D/A                  Page 10 of 10



                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:                   Andy D. Bryant
Title:                  Executive Vice President, Chief Financial and Enterprise
                        Services Officer

Name:                   Sean M. Maloney
Title:                  Executive Vice President; General Manager, Intel
                        Communications Group
Citizenship:            British

Name:                   Paul S. Otellini
Title:                  President and Chief Operating Officer

Name:                   Michael R. Splinter
Title:                  Executive Vice President; Director, Sales and
                        Marketing Group

Name:                   F. Thomas Dunlap, Jr.
Title:                  Senior Vice President, General Counsel and Secretary

Name:                   Ronald J. Smith
Title:                  Senior Vice President; General Manager, Wireless
                        Communications and Computing Group

Name:                   Robert J. Baker
Title:                  Vice President, General Manager, Technology and
                        Manufacturing Group

Name:                   Arvind Sodhani
Title:                  Vice President, Treasurer